

May 1, 2014

<u>Via E-mail</u>
Mr. Stephen M. Kadenacy
Chief Financial Officer
AECOM Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, CA 90071

> **Re: AECOM Technology Corporation
> Form 10-Q for Fiscal Quarter Ended December 31, 2013
> Filed February 5, 2014
> File No. 0-52423**

Dear Mr. Kadenacy:

We have reviewed your response letter dated April 11, 2014, and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended December 31, 2013</u>

<u>Note 6 – Joint Ventures and Variable Interest Entities, page 8</u>

1. We note your response to our prior comment 5 from our letter dated March 11, 2014. Please resubmit a copy of the December 27, 2013 modified joint venture operating agreement that has comparable legibility to the other agreements you provided supplementally.

    Please expand your analysis to support your conclusions that the variable interest entity business scope exceptions for the AECOM Arabia Ltd. joint venture were not satisfied and, more specifically, quantify and fully describe the total equity, subordinated debt and financial support provided by each investor. In addition, quantify your support for your conclusion that this joint venture is a variable interest entity on the basis that it requires additional subordinated financial support and provide the audited financial statements of the joint venture. Further, given that the operations of the joint venture are in Saudi

Arabia and Xenel's economic interest is 51%, indicate whether there are any local legal provisions that would affect or nullify your tie-breaking vote on any of the key decisions referenced in your response and specify what the consideration exchange was to Xenel under the modified joint venture operating agreement.

Note 16 – Commitments and Contingencies, page 18

AECOM Australia, page 18

2. We note your response to our prior comment 6 from our letter dated March 11, 2014. Please specify when you became aware of the recent lawsuit for an amount up to $1.4 billion involving your Australian unit and whether you deem this to be a material legal proceeding. Also, explain your rationale in a sufficiently detailed manner as to why you believe AECOM Technology Corporation has no direct liability with respect to this matter under Item 103 of Regulation S-K given that the disclosure requirements thereof apply to any of a registrant's subsidiaries.

You may contact Thomas D'Orazio at (202) 551-3825, Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Sherry Haywood at (202) 551-3345 or Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief